Exhibit 99.3

Cheer Holding Announces First Half 2026 Financial Results

BEIJING, July 28, 2026 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (“Cheer Holding” or the “Company”), a leading provider of advanced mobile internet infrastructure and platform services, today announced its financial results for the six months ended June 30, 2026.

Management Commentary

“We are pleased to report a solid first half of 2026, highlighted by a 26.1% increase in income from operations and a 4.0% increase in net income, driven by continued operational discipline across our CHEERS ecosystem,” said Mr. Bing Zhang, Chairman and Chief Executive Officer of Cheer Holding. “While revenues declined year-over-year due to macroeconomic headwinds impacting customer spending, we successfully reduced operating expenses by 20.2%, demonstrating our commitment to cost efficiency and margin expansion. Our gross margin improved to 76.7% from 70.7%, and our operating margin expanded to 17.3% from 11.7%, underscoring our effective cost optimization while maintaining service quality.”

“Strategically, we have continued to advance our artificial intelligence initiatives. In April 2026, we released CHEERS Telepathy version 3.1.0, featuring new multimodal AI translation capabilities and a global AI assistant system. In July 2026, we officially unveiled Klon AI, our proprietary platform dedicated to AI-driven portraiture and digital identity, which has established itself as a standout consumer-grade application following successful closed beta testing across multiple regions. With a strong balance sheet and cash position of $213.8 million, we remain well-positioned to execute our long-term vision of becoming a global leader in AI-powered digital ecosystems.”

Financial Highlights For The Six Months Ended June 30, 2026

●	Total revenues were $60.5 million, compared to $71.0 million in the same period of 2025.
●	Gross margin improved to 76.7%, compared to 70.7% in the prior-year period.
●	Operating margin improved to 17.3%, compared to 11.7% in the prior-year period.
●	Income from operations increased by 26.1% to $10.5 million, compared to $8.3 million in the same period of 2025.
●	Net income attributable to Cheer Holding’s shareholders increased by 4.0% to $8.1 million, compared to $7.8 million in the prior-year period.
●	Cash and cash equivalents stood at $213.8 million as of June 30, 2026.

Operational Highlights

●	The Company released CHEERS Telepathy version 3.1.0 in April 2026, featuring new multimodal AI translation capabilities and a global AI assistant system, further strengthening CHEERS Telepathy’s position in the AI agent space.
●	In July 2026, the Company officially unveiled Klon AI, its proprietary platform dedicated to AI-driven portraiture and digital identity, following successful closed beta testing across North America, Latin America, Japan, South Korea, and Southeast Asia.

Financial Results for the Six Months Ended June 30, 2026

Revenues

Revenues for the six months ended June 30, 2026 were approximately $60.5 million, representing a decrease of approximately $10.5 million, or 14.7%, from approximately $71.0 million for the six months ended June 30, 2025. The decrease was mainly caused by a reduction in orders from customers, as customers adopted cost-saving strategies due to the downward trend of the macroeconomic environment. Approximately 100.0% of revenues derived from advertising services.

Operating Expenses

Total operating expenses decreased by 20.2% to approximately $50.0 million, compared to $62.7 million in the prior-year period.

●	Cost of revenues decreased by 32.0% to approximately $14.1 million, compared to $20.8 million in the prior-year period, primarily in line with the decrease in revenues. Gross margin improved to 76.7% from 70.7% in the prior-year period.
●	Selling and marketing expenses decreased by 11.4% to approximately $31.3 million, compared to $35.3 million in the prior-year period, mainly due to reduced promotion campaign expenses.
●	General and administrative expenses decreased by 66.8% to approximately $1.4 million, compared to $4.2 million in the prior-year period, primarily due to recognition of share-based compensation expenses of $3.4 million in prior-year period, partially offset by an increase of amortization of intangible assets with addition of intangible assets during the six months ended June 30, 2026.
●	Research and development expenses increased by 37.8% to approximately $3.2 million, compared to $2.3 million in the prior-year period, reflecting continued investments in AI and IT infrastructure.

Income from Operations

Income from operations increased by 26.1% to approximately $10.5 million, compared to $8.3 million in the prior-year period. Operating margin improved to 17.3% from 11.7% in the prior-year period, reflecting enhanced operational efficiency.

Net Income

Net income attributable to Cheer Holding’s shareholders was approximately $8.1 million, compared to $7.8 million in the prior-year period, representing an increase of 4.0%.

Balance Sheet and Cash Flow

As of June 30, 2026, the Company had cash and cash equivalents of approximately $213.8 million, compared to $242.1 million as of December 31, 2025. Working capital was approximately $346.7 million. Total assets were $419.6 million, up from $401.7 million as of December 31, 2025. Total shareholders’ equity was $389.3 million, compared to $369.8 million as of December 31, 2025.

Net cash used in operating activities was approximately $30.2 million for the six months ended June 30, 2026, compared to net cash provided by operating activities of approximately $3.9 million in the prior-year period.

About Cheer Holding, Inc.

Cheer Holding is a leading provider of next-generation mobile internet infrastructure and platform services in China. The Company operates a comprehensive digital ecosystem integrating platforms, applications, technology, and industry, with a focus on AI-driven content creation, e-commerce, and metaverse development. For more information, please visit ir.gsmg.co.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements include, but are not limited to, our success in our artificial intelligence initiatives, changes or other circumstances that could affect the Company’s ability to continue successful development and launch of global expansion, artificial intelligence initiatives and technology infrastructure; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment and technological developments, competition, changes in regulation, or other economic and policy factors; the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors, or that the Company will be able to continue to have its Class A ordinary shares listed on The Nasdaq Capital Market. In addition, the Company is subject to a number of risks and uncertainties set forth in documents filed by the Company with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

James Li

Email: ir@gsmg.co

Tel: +86 10 6778 2900 (CN)

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